# RELIASTAR LIFE INSURANCE COMPANY
## and its Separate Account N

## ING Advantage Century Plus<sup>SM</sup>

**Supplement dated June 27, 2008 to the Contract Prospectus and Statement of Additional Information, each dated April 28, 2008, as amended**

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1.  On March 27, 2008, the Board of Trustees of ING Variable Products Trust, ING Partners, Inc. and ING Investors Trust approved a proposal to reorganize certain Portfolios "(Disappearing Portfolios")
into the following respective "Surviving Portfolios." Subject to approval by each Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolio | Surviving Portfolio |
| --- | --- |
| ING VP High Yield Bond Portfolio | ING Pioneer High Yield Portfolio |
| ING VP Real Estate Portfolio | ING Global Real Estate Portfolio |

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING VP High Yield Bond Portfolio (Class I) will automatically become investments in the ING Pioneer High Yield Portfolio (I Class).

- Class I of the ING Global Real Estate Portfolio will automatically be added to your contract and all existing account balances invested in the ING VP Real Estate Portfolio (Class I) will automatically become investments in the ING Global Real Estate Portfolio (Class I).

As a result of the reorganizations, effective September 8, 2008 all references to the Disappearing Portfolios in the Contract Prospectus and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Administrative Service Center at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

**See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.**

2. The information for ING Julius Baer Foreign Portfolio appearing in the Contract Prospectus under Appendix II – Fund Descriptions is deleted and replaced with the following to reflect a subadviser name change effective June 15, 2008. In addition, effective September 8, 2008, the following information for ING Global Real Estate Portfolio is added to Appendix II – Fund Descriptions.

| Fund Name | Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust – ING Global Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Clarion Real Estate Securities L.P. | Seeks high total return consisting of capital appreciation and current income. |
| **ING Investors Trust – ING Julius Baer Foreign Portfolio** | Directed Services LLC<br><br>**Subadviser**: Artio Global Management, LLC | Seeks long-term growth of capital. |

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations.  Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

4. The following is added to the end of the second paragraph of the "Loans" section on page 25 of the Contract Prospectus:

> Processing of loan repayments (including pricing of such repayments) may be delayed for administrative reasons, including but not limited to submission of repayments without a proper loan coupon, or where the amount of a repayment differs from the amount printed on the loan coupon.  Please contact us at the number or address listed in the "Contract Overview-Questions:  Contacting the Company" section for further information.